May 24, 2007

Anne Nguyen Parker Branch Chief Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0405

Re:

Responses to the Securities and Exchange Commission
Staff Comments dated May 9, 2007, regarding
Uranium Star Corp.
Amendment No. 1 to Registration Statement on Form SB-2
Filed May 4, 2007
File No. 333-141001

Dear Ms. Parker:

This letter responds to the staff’s comments set forth in the May 9, 2007 letter regarding the above-referenced registration statement.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form SB-2/A-1 filed May 4, 2007

Staff Comment No. 1.

We note your disclosure on page 43 regarding the dismissal of Manning Elliot LLP.  Please expand to provide the information required by Item 304(a)(1)(ii) of Regulation S-B.

Uranium Star’s Response:

As we discussed, we have not expanded the information provided regarding the dismissal of Manning Elliott LLP due to the fact that the information was previously provided in a Form 8-K filed on January 3, 2007, as amended on January 3, 2007, February 21, 200  and March 14, 2007.  Instruction 1 to Item 304 states that “[t]he disclosure called for by paragraph (a) of this Item need not be provided if it has been previously reported as that term is defined in Rule 12b–2 under the Exchange Act (§240.12b–2).  We respectfully submit that the information required by Item 304(a) is not required to be included in the registration statement.

Recent Sales of Unregistered Securities, page II-1

Staff Comment No. 2.

We note your response to prior comment 2.  The responsive disclosure does not appear to include the May 2, 2006 private transaction identified on page 9.  Also, we note the Forms 8-K filed on December 21, 2006, and January 3, 2007, in which you disclosed two private sales of shares of common stock and flow-through shares.  The number of shares sold in those transactions does not appear to coincide with the number represented in this section.  Please carefully review your disclosure and revise as necessary.

Uranium Star’s Response:

The references on page 9 of the registration statement to an issuance of shares and warrants on May 2, 2006 and on page II-2 of the registration statement to an issuance of shares and warrants on June 2, 2006 refer to the same transactions.  The Company entered into a letter agreement effective May 2, 2006 with Virginia Mines Inc., and certain shares and warrants due thereunder were issued on June 2, 2006.  The registration statement has been revised on pages 9, 25, 42 and II-2 to clarify the relevant disclosure.

With respect to the private sales of securities from November 2006 to January 2007 disclosed in item 15 of the registration statement, the corresponding Form 8-Ks do not disclose the total number of shares issued through that transaction.  The Form 8-Ks filed on November 30, 2006, December 21, 2006 and January 16, 2007 disclose the issuance and sale of a total of 19,230,000 common share units and 10,705,000 flow-through units.  In addition to the securities so reported on these Form 8-Ks, in connection with the same private placement, an additional 960,000 common share units were issued and sold to subscribers who had completed subscription agreements with the Company between May 17, 2006 and June 2, 2006, and on August 25, 2006.  The offering contemplated in those subscription agreements was not completed, and those subscribers participated in the November 2006-January 2007 private placement on the same terms and conditions as the other participants.  Please see the disclosure in notes 6(a) and 6(b) to the Company’s financial statements for the nine months ended March 31, 2007.  Furthermore, on January 16, 2007 and January 19, 2007 (and subsequent to filing its Form 8-K on January 16, 2007), the Company issued an additional 3,675,000 common share units and 490,000 flow-through units as part of the same private placement.  No Form 8-K was filed by the Company to report those sales of securities, but the issuances have been reflected in the Form 10-QSB filed by the Company on May 15, 2007 for the nine months ended March 31, 2007 as well as in Amendment No. 2 to the registration statement.

Thank you for your review of the revised filing.  If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (416) 364-7024 or you may contact either of our counsel:  Ms. Kimberley R. Anderson at (206) 903-8803 or Mr. Joseph I. Emas at (305) 531-1174.

Sincerely,

Uranium Star Corp.

cc:

Denis Frawley

Joseph I. Emas

Kimberley R. Anderson